Exhibit 1.1

Statutes of Allianz SE

Version dated April 2007

1. General Provisions

§ 1

1.1 The Company’s name is Allianz SE with registered office in Munich.

1.2 The corporate purpose of the Company is the direction of an international group of companies, which is active in the areas of insurance, banking, asset management, and other financial, consulting, and similar services. The Company holds interests in insurance companies, banks, industrial companies, investment companies, and other enterprises.

As a reinsurer, the Company primarily assumes insurance business from its Group companies and other companies in which the Company holds direct or indirect interests.

1.3 The Company is authorized to transact any business and to take any measures, which appear appropriate to serve the Company’s purpose. It may form and acquire companies and acquire interests in companies as well as manage companies or it may confine itself to managing its interests. Within the framework of its object, the Company is authorized to raise loans and to issue bonds.

1.4 Public announcements of the Company shall be effected in the German Electronic Federal Gazette (elektronischer Bundesanzeiger).

1.5 The financial year corresponds to the calendar year.

§ 2

2.1 The share capital amounts to EUR 1,149,758,353.92. It is subdivided into 449,124,357 shares with no par value. Each no-par value share grants one vote. The share capital of the Company is generated through the change of legal form of Allianz Aktiengesellschaft into Allianz SE by way of merger of RIUNIONE ADRIATICA DI SICURTÀ Società per Azioni, Milan, Italy, into Allianz Aktiengesellschaft.

2.2 The shares are registered and can only be transferred with the approval of the Company. The Company will withhold a duly applied approval only, if it deems this to be necessary in the interest of the Company on exceptional grounds; the applicant will be informed about the reasons.

2.3 The Board of Management is authorized to increase the Company’s share capital once or several times on or before February 7, 2011, upon approval of the Supervisory Board, by issuing new registered no-par value shares against contribution in cash and/or in kind by up to a total of EUR 406,545,646.08 (Authorized Capital 2006/I).

If the share capital is increased against contributions in cash the shareholders are to be granted a subscription right. The Board of Management is authorized, however, to exclude such shareholder subscription right upon approval of the Supervisory Board

–	for fractional amounts;

–	to the extent necessary to grant subscription rights to new shares to holders of bonds issued by Allianz SE or Allianz AG or its Group companies that carry conversion or option rights or a conversion obligation, respectively, to the extent such holders would be entitled to after having exercised their conversion or option rights or after any conversion obligation had been fulfilled, respectively;

–

if the issue price of the new shares is not significantly below the stock market price and the aggregate number of the shares issued under exclusion of subscription rights pursuant to Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act (AktG) does not exceed 10 % of the share capital, neither on the date on which this authorization takes effect nor on the date of the exercise of this authorization. The sale of treasury shares shall be counted towards this limitation provided that the sale occurs during the term of this authorization or the authorization of Allianz AG pursuant to the resolution of its General Meeting of February 8, 2006 (agenda item 3), subject to the exclusion of subscription rights pursuant to Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act (AktG). Furthermore, such shares shall count towards this limitation that were or must be issued to service bonds with conversion or option rights or a conversion obligation, provided that the bonds were issued during the term of this authorization or the authorization of Allianz AG pursuant to the resolution of its General Meeting of February 8, 2006 (agenda item 3) subject to exclusion of subscription rights in corresponding application of Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act (AktG).

Furthermore, the Board of Management is authorized, upon the approval of the Supervisory Board, to exclude shareholders’ subscription rights in the case of a capital increase against contributions in kind.

The Board of Management is also authorized, upon the approval of the Supervisory Board, to determine the additional rights of the shares and the conditions of the share issuance.

2.4 Upon the approval of the Supervisory Board, the Board of Management is authorized to increase the share capital of the Company once or several times on or before February 7, 2011 by up to a total of EUR 12,473,943.04 by issuing new registered no-par value shares against contributions in cash (Authorized Capital 2006/II). The Board of Management may, upon the approval of the Supervisory Board, exclude the shareholders’ subscription right in order to issue the new shares to employees of Allianz SE and its Group companies. The Board of Management is further authorized, upon the approval of the Supervisory Board, to exclude fractional amounts from the shareholders’ subscription right.

The Board of Management is authorized, upon the approval of the Supervisory Board, to determine the additional rights of the shares and the conditions of the share issuance.

2.5 The share capital is conditionally increased by up to EUR 5,632,000 by issuing up to 2,200,000 new registered no-par value shares with entitlement to share in profits from the beginning of the financial year of their issuance (Conditional Capital 2004). The conditional capital increase shall be carried out only to the extent that conversion or option rights are exercised by holders of conversion or option rights attached to bonds that Allianz SE or Allianz AG or their Group companies have issued against cash payments in accordance with the resolution of the General Meeting of Allianz AG of May 5, 2004, or that conversion obligations under such bonds are fulfilled, and only insofar as no other methods of performance are used in serving these rights. The Board of Management is authorized to determine further details of the conditional share capital increase.

2.6 The share capital is conditionally increased by up to EUR 250,000,000 by issuing up to 97,656,250 new registered no-par value shares with entitlement to share in profits from the beginning of the financial year of their issuance (Conditional Capital 2006). The conditional capital increase shall be carried out only to the extent that conversion or option rights are exercised by holders of conversion or option rights attached to bonds which Allianz SE or Allianz AG or their Group companies have issued against cash payments in accordance with the resolution of the General Meeting of Allianz AG of February 8, 2006, or that conversion obligations under such bonds are fulfilled, and only in so far as no other methods of performance are used in serving these rights. The Board of Management is authorized to determine further details of the conditional share capital increase.

2.7 If the capital is increased, the entitlement to share in profits of new shares may be determined in deviation from Section 60 paragraph 2 of the German Stock Corporation Act (AktG).

§ 3

3.1 The shareholders shall not have the right to receive share certificates, unless it is necessary pursuant to the rules applicable at a stock exchange where the shares are listed.

3.2 Profit participation certificates and renewal certificates will be issued to the bearer.

2. Corporate Bodies

§ 4

Corporate bodies of the Company are:

–	the Board of Management

–	the Supervisory Board, as well as

–	the General Meeting.

3. Board of Management

§ 5

5.1 The Board of Management shall consist of at least two persons. Otherwise, the number of the members of the Board of Management shall be determined by the Supervisory Board.

5.2 The Company is legally represented by two members of the Board of Management or by one member of the Board of Management together with a person vested with a general power of attorney under German law (Prokurist).

5.3 The members of the Board of Management shall be appointed by the Supervisory Board for a maximum term of five years. Repeated appointments, in each case for a maximum of five years, are permitted.

5.4 The Board of Management constitutes a quorum, if all members of the Board of Management are invited and if at least half of its members – among them the Chairman or a member of the Board of Management appointed by him – participates in the meeting. Absent members of the Board of Management may cast their vote in writing, over the telephone, by telefax, or by electronic media. The absent members of the Board of Management shall be notified about the resolutions passed without undue delay.

5.5 The Board of Management adopts its decisions with a simple majority of the members of the Board of Management participating in adopting the resolution, unless mandatory statutory provisions require otherwise. In case of a vote tie, the vote of the Chairman shall be decisive.

5.6 The Chairman of the Board of Management has the right to veto a resolution of the Board of Management (veto right). If the Chairman of the Board of Management exercises his veto right, the resolution is deemed not to be adopted.

4. Supervisory Board

§ 6

6.1 The Supervisory Board consists of twelve members, who are appointed by the General Meeting. Of the twelve members, six members shall be appointed upon proposal of the employees. The General Meeting is bound to the proposals for the appointment of the employee representatives.

6.2 Appointed as members of the first Supervisory Board are until the end of the General Meeting, which will resolve on the ratification of actions for the first financial year of Allianz SE, however, not exceeding a period of three years:

Dr. Wulf H. Bernotat, Essen, Chairman of the Board of Management of E.ON AG,

Dr. Gerhard Cromme, Essen, Chairman of the Supervisory Board of ThyssenKrupp AG,

Dr. Franz B. Humer, Basel, Chairman of the Board of Directors and CEO of F. Hoffmann-La Roche AG,

Prof. Dr. Renate Köcher, Konstanz, Chairperson of the Institut für Demoskopie Allensbach,

Igor Landau, Paris, member of the Board of Directors of Sanofi-Aventis S.A.,

and

Dr. Henning Schulte-Noelle, München, Chairman of the Supervisory Board of Allianz AG.

The first financial year of Allianz SE will be the financial year in which the merger of RIUNIONE ADRIATICA DI SICURTÀ Società per Azioni into Allianz Aktiengesellschaft will be registered with the commercial register of Allianz Aktiengesellschaft. The additional six members of the Supervisory Board to be appointed upon proposal of the employees are to be appointed after conclusion of the employee involvement procedure.

6.3 As substitute members for the Supervisory Board members named in paragraph 2 sentence 1 are appointed:

Dr. Albrecht E. H. Schäfer, Munich, Corporate Vice President Siemens AG, director Corporate Personnel World,

and

Dr. Jürgen Than, Hofheim a. Ts., attorney at-law, former chief general counsel of Dresdner Bank AG.

They shall become members of the Supervisory Board in the order listed, if a member of the Supervisory Board of the shareholders named in paragraph 2 or a member substituting such member in the Supervisory Board leaves prior to the expiration of the regular term and the General Meeting has not elected a successor prior to such leave. The term of substitute members joining the Supervisory Board shall end with the end of the Shareholders Meeting in which a successor for the member to be substituted is elected, but in any event no later than the point in time in which the regular term of the substituted Supervisory Board member would have expired. A substitute member joining the Supervisory Board and leaving it again prematurely shall reassume his or her place in the order of the substitute members.

§ 7

7.1 The appointment of the members of the Supervisory Board will be effected by the General Meeting, subject to Section 6 para. 2 and 3, for the time until the close of the General Meeting which resolves on the ratification of actions in respect of the fourth financial year following the beginning of the term of office, not counting the financial year in which the term of office begins, but in no case longer than six years. Repeated appointments are permitted.

7.2 The members and substitute members of the Supervisory Board may resign from office at any time by submitting a written declaration to the Board of Management of the Company.

7.3 In the event of a member leaving the Supervisory Board before his term of office has expired, without a substitute member taking his place, a successor shall be elected only for the remaining term of office of the member who has left.

§ 8

8.1 From among its members, the Supervisory Board shall elect a Chairman as well as two Deputy Chairmen for a period corresponding to the term of their office on the Supervisory Board. During the election of the Chairman of the Supervisory Board, the oldest member of the shareholder representatives of the Supervisory Board will act as the Chairman of the Supervisory Board. Paragraph 3 Sentence 1 is applicable.

8.2 The Chairman of the Supervisory Board having been elected, the Supervisory Board constitutes a quorum if all members are invited or requested to adopt a resolution and if either at least six members, among them the Chairman, or at least nine members, participate in the resolution. Resolutions shall be taken with the majority of the members participating in the vote.

8.3 In the case of a tie, the vote of the Chairman, and if he does not participate in the voting, the vote of the Deputy Chairman shall be decisive (casting vote), provided the Deputy Chairman is a shareholder representative. If the Deputy Chairman is an employee representative, he shall not be entitled to a casting vote.

§ 9

9.1 The following types of transactions may be entered into only upon the Supervisory Board’s approval:

a) Acquisition of companies, participations in companies, and parts of companies (except for financial investments), if in the individual case the market value or, in case of a lack of a market value, the book value reaches or exceeds 10 % of the equity of the last consolidated balance sheet.

b) Disposals of participations (except for financial investments) in a Group company, to the extent that it leaves the circle of Group companies by virtue of the disposal and if in the individual case the market value or, in case of a lack of market value, the book value of the participation disposed of reaches or exceeds 10 % of the equity of the last consolidated balance sheet.

c) Entering into intercompany agreements (Unternehmensverträge).

d) Development of new and abandonment of existing business segments, to the extent such action is of material importance for the Group.

The Supervisory Board may make further types of transactions contingent upon its approval.

§ 10

The Supervisory Board may alter the wording of the Statutes.

§ 11

11.1 The members of the Supervisory Board receive

a) a fixed annual remuneration in an amount of EUR 50,000;

b) a performance-based annual remuneration in an amount of EUR 150 for each one tenth percentage point or part thereof, by which the Group’s earnings per share increased over the period of one year, such increase being determined by a comparison of the Group’s earnings per share for the financial year, for which the remuneration is to be paid (year of remuneration) with the Group’s earnings per share for the financial year preceding the year of remuneration;

c) an annual remuneration, based on the Company’s long-term business performance, of EUR 60 for each one tenth percentage point or part thereof by which the Group’s earnings per share increased over a period of three years, such increase being determined by a comparison of the Group’s earnings per share for the year of remuneration with the Group’s earnings per share for the third financial year preceding the year of remuneration.

The remuneration based on b) and c) is limited to a maximum amount of EUR 24,000 each. The performance-based remuneration will be calculated based on the Group’s earnings for the respective financial year as shown in the consolidated financial statements prepared in accordance with the International Financial Reporting Standards (IFRS). In case of subsequent amendments to the Group’s earnings per share, the amended amount shall apply. If amendments to the accounting standards result in an increase or decrease in the Group’s earnings per share, all the Group’s earnings per share amounts relevant for the determination of the performance-based remuneration are to be determined in accordance with the changed standards in order to ensure comparability. The Allianz AG Group’s earnings per share reported in the consolidated financial statements for the years up to and including 2004 are to be adjusted for the regular amortization of goodwill made.

If the Group’s earnings per share, as determined in accordance with the above rules, for the year preceding the year of remuneration in the case of b) or for the third year preceding the year of remuneration in the case of c), are below EUR 5, the amount of the Group’s earnings per share relevant for the performance-based remuneration for these financial years will be EUR 5.

11.2 The Chairman of the Supervisory Board will receive two times, and each deputy Chairman one-and-one-half times, the remuneration according to paragraph 1. Each member of a Supervisory Board committee, except for the audit committee will receive an additional 25% of the remuneration according to paragraph 1, while the Chairman of such committee will receive an additional 50%. Members of the audit committee will receive an additional annual fixed remuneration of EUR 30,000, while the Chairman will receive an additional EUR 45,000.

The total annual remuneration of a member of the Supervisory Board shall not exceed two times, and the remuneration of the Chairman of the Supervisory Board shall not exceed three times, the remuneration according to paragraph 1.

11.3 In addition, the members of the Supervisory Board will receive an attendance fee of EUR 500 for each personal attendance of meetings of the Supervisory Board and its committees requiring such personal attendance. Should several such meetings be held on the same or on consecutive days, the attendance fee will be paid only once.

11.4 Supervisory Board members, who served for only part of the financial year, shall receive one twelfth of the annual remuneration for each month of service or any part of such month. The same applies to membership in Supervisory Board committees.

11.5 The remuneration according to paragraphs 1 and 2 is due after the end of the General Meeting, to which the consolidated financial statements for the year of remuneration are submitted or which decides on their approval.

11.6 The Company reimburses the members of the Supervisory Board for their out-of-pocket expenses and the VAT payable on their Supervisory Board activity. The Company provides insurance coverage and technical support to the Supervisory Board members to an extent reasonable for carrying out the Supervisory Board duties.

5. General Meeting

§ 12

12.1 The regular General Meeting shall be held within the first six months after the end of the financial year.

12.2 Depending on the choice of the Board of Management, the General Meeting shall be held at the Company’s registered office or in another German city with more than 100,000 residents.

12.3 The registration for participation in each General Meeting must be received by the Company at the address notified for this purpose in the convening notice no later than on the last day of the statutory registration period, unless the Board of Management determines a later deadline for the registration. The registration deadline is published together with the notice convening the General Meeting in the Company’s designated publications (Gesellschaftsblätter).

12.4 Shareholders shall be entitled to participate in the General Meeting and to exercise their voting right if they have registered for participation in due time and if their respective shares are registered in the share register.

12.5 The voting right may be exercised by representatives. Proxies, which the shareholder delivers to the Company or any voting right representative appointed by it, can be granted by electronic means as further designated by the Company. The details on granting these proxies will be announced in the Company’s designated publications (Gesellschaftsblätter) along with the notice of the General Meeting.

§ 13

13.1 The General Meeting shall be presided over by the Chairman of the Supervisory Board or, if he is unable to attend, by another member of the Supervisory Board to be appointed by the Supervisory Board.

13.2 If announced in the invitation to the General Meeting, the meeting’s Chairman may permit the audio-visual transmission of the General Meeting via electronic media in a manner to be specified by him in more detail.

13.3 The Chairman of the meeting governs the course of the General Meeting. He determines the order of the speakers. In addition, he can reasonably limit the time for the question and speaking rights of the shareholders; in particular, he may reasonably determine at the beginning or during the course of the General Meeting the temporal framework of the course of the meeting, of the discussion of the items of the agenda, as well as the individual question and speaking contributions. In determining the amount of time to be allocated to an individual speech or set of questions, the Chairman of the meeting can distinguish between a first and a repeated request to take the floor and pursuant to other reasonable criteria.

The voting procedure shall be determined by the chairman of the meeting. He may determine a sequence of discussion of items differing from that stated in the convening notice.

13.4 Resolutions of the General Meeting shall be passed, unless mandatory legal provisions require otherwise, by a simple majority of the valid votes cast. Unless this conflicts with mandatory legal provisions, changes of the statutes require a majority of two-thirds of the votes cast, or, as the case may be, if at least one-half of the share capital is represented, the simple majority of the votes cast. As far as the law requires a capital majority in addition to a majority of votes for resolutions of the General Meeting, a simple majority of the share capital represented at the time the resolution is passed shall be sufficient, to the extent that this is legally admissible.

6. Annual Financial Statements; Appropriation of Net Earnings

§ 14

Within the time prescribed by law, the Board of Management shall prepare the annual financial statements (balance sheet, income statement, notes) and the management report as well as the consolidated financial statements and management report for the Group and to submit these to the Supervisory Board and to the Auditor.

§ 15

If the Board of Management and the Supervisory Board adopt the annual financial statements, they may transfer more than one half of the annual net profit (Jahresüberschuss) to other appropriated retained earnings (andere Gewinnrücklagen) until one half of the share capital is attained.

§ 16

To the extent the Company or its legal predecessor, Allianz AG, has issued profit participation rights and the respective terms of the profit participation rights result in a claim to a share in the net earnings (Bilanzgewinn) for the holders of the profit participation rights, any claim of the shareholders to such share in the net earnings (Bilanzgewinn) shall be excluded.

§ 17

The General Meeting decides about the appropriation of the net earnings (Bilanzgewinn). It may also adopt a resolution for a distribution in kind instead of or in addition to a cash distribution.

7. Final Provisions

§ 18

18.1 The formation costs pertaining to the merger of RIUNIONE ADRIATICA DI SICURTÀ Società per Azioni (in the following also: RAS) and Allianz Aktiengesellschaft amount to EUR 95,000,000.

18.2 In the course of the change of legal form of Allianz Aktiengesellschaft into Allianz SE by way of merger of RIUNIONE ADRIATICA DI SICURTÀ Società per Azioni into Allianz Aktiengesellschaft, the following benefits have been granted:

a) RAS Stock Options Plan 2004

In connection with the merger, a managing member (Amministratore Delegato) of the Board of Directors (Consiglio di Amministrazione) of RIUNIONE ADRIATICA DI SICURTÀ Società per Azioni as well as other executive employees of RIUNIONE ADRIATICA DI SICURTÀ Società per Azioni and its group companies employed in Italy, who are not members of the Board of Directors of RIUNIONE ADRIATICA DI SICURTÀ Società per Azioni, have been granted the right to exercise their stock option rights granted in 2004 prematurely, i.e. during a tender offer period from October 20, 2005 through November 23, 2005 of Allianz Aktiengesellschaft to purchase shares of RIUNIONE ADRIATICA DI SICURTÀ Società per Azioni, and not only during the original exercise period for these stock options from February 1, 2006 through January 31, 2011. All beneficiaries exercised their respective rights with the effect that RIUNIONE ADRIATICA DI SICURTÀ Società per Azioni granted these beneficiaries a total of 680,000 ordinary shares of RIUNIONE ADRIATICA DI SICURTÀ Società per Azioni at an exercise price of EUR 14.324 per ordinary share in RIUNIONE ADRIATICA DI SICURTÀ Società per Azioni. The names of the beneficiaries and the number of shares purchased by them, respectively, are shown in Annex 1 which is part of these Statutes.

b) RAS Stock Options Plan 2005

In February 2005, based on a stock option plan, a managing member (Amministratore Delegato) of the Board of Directors (Consiglio di Amministrazione) of RIUNIONE ADRIATICA DI SICURTÀ Società per Azioni as well as other executive employees of RIUNIONE ADRIATICA DI SICURTÀ Società per Azioni and its group companies employed in Italy, who are not members of the Board of Directors of RIUNIONE ADRIATICA DI SICURTÀ Società per Azioni, have received as part of their remuneration 1,200,000 stock options which entitle the beneficiaries to purchase an identical amount of ordinary shares in RIUNIONE ADRIATICA DI SICURTÀ Società per Azioni at a price of EUR 17.085 per share. This exercise price corresponds to the average price of the ordinary shares in RIUNIONE ADRIATICA DI SICURTÀ Società per Azioni in the month preceding the issuance of the stock options, i.e. in the period from December 31, 2004 through January 31, 2005. According to the terms and conditions for the exercise, the stock options are exercisable from February 1, 2008 through January 31, 2012, provided that (i) in the fiscal year 2005 RIUNIONE ADRIATICA DI SICURTÀ Società per Azioni reaches at least 80 % of its planned targets in terms of both increase of value pursuant to the EVA®-concept (economic value added) as well as the annual net profit (Jahresüberschuss) under IAS, and (ii) at the point in time the respective stock option is exercised, the price per ordinary share in RIUNIONE ADRIATICA DI SICURTÀ Società per Azioni is at least 10 % higher than the average price in January 2005 (i.e. at least EUR 18.794).

As a result of the resignation of certain beneficiaries under this stock option plan, the number of exercisable stock options was reduced from 1,200,000 to 953,000.

Upon effectiveness of the merger, these stock options will be adapted as follows: The beneficiaries shall be granted the right to purchase 173,241 shares in Allianz SE in lieu of 953,000 ordinary shares in RIUNIONE ADRIATICA DI SICURTÀ Società per Azioni. The names of the beneficiaries and the stock option rights they are entitled to are shown in Annex 1 which is part of these Statutes. The exercise price shall thereby be EUR 93.99 per share in Allianz SE and correspond to the average price of Allianz shares during the same reference period of time that was applicable for the determination of the original exercise price for the ordinary shares in RIUNIONE ADRIATICA DI SICURTÀ Società per Azioni, i.e., from December 31, 2004 through January 31, 2005. The number of shares in Allianz SE to be delivered to the beneficiaries upon exercise of the stock options shall be calculated according to the ratio of the original exercise price per ordinary share in RIUNIONE ADRIATICA DI SICURTÀ Società per Azioni and the exercise price per share in Allianz SE. Condition to the exercise is that RIUNIONE ADRIATICA DI SICURTÀ Società per Azioni in the fiscal year 2005 reaches at least 80 % of its planned targets in terms of both increase of value pursuant to the EVA®- concept (economic value added) as well as the annual net profit (Jahresüberschuss) under IAS.

c) Appointment as Member of the Board of Management and the Supervisory Board of Allianz SE

As a matter of legal precaution, it is noted that, notwithstanding the legal competence of the Supervisory Board of Allianz SE under German stock corporation law, the members of the Board of Management of Allianz AG in office as of January 1, 2006 are expected to be appointed as members of the Board of Management of Allianz SE. Members of the Board of Management of Allianz AG as of January 1, 2006 will be Michael Diekmann, Dr. Paul Achleitner, Clement Booth, Jan R. Carendi, Enrico Cucchiani, Dr. Joachim Faber, Dr. Helmut Perlet, Dr. Gerhard Rupprecht, Jean-Philippe Thierry, Dr. Herbert Walter and Dr. Werner Zedelius.

Furthermore, members and substitute members from the group of the shareholder representatives of the Supervisory Board of Allianz AG shall be appointed members or substitute members of the Supervisory Board of Allianz SE, respectively (see Section 6 para. 2 sentence 1 and para. 3 sentence 1).

d) Appointment as Members of the Board of Directors and the Controlling Body Collegio Sindacale of RAS Italia S.p.A.

As a matter of legal precaution it is further noted that members of the Board of Directors and of the controlling body Collegio Sindacale of RIUNIONE ADRIATICA DI SICURTÀ Società per Azioni were appointed members of the Board of Directors or the controlling body Collegio Sindacale of RAS Italia S.p.A., Milan, Italy (in the future to operate under the corporate name RAS S.p.A.) prior to the effectiveness of the merger in the course of the hive-down of the business of RIUNIONE ADRIATICA DI SICURTÀ Società per Azioni into RAS Italia S.p.A. (in the future to operate under the corporate name RAS S.p.A.). These are for the Board of Directors of RIUNIONE ADRIATICA DI SICURTÀ Società per Azioni or, respectively RAS Italia S.p.A. Giuseppe Vita, Michael Diekmann, Paolo Vagnone, Paolo Biasi, Detlev Bremkamp, Carlo Buora, Vittorio Colao, Nicola Costa, Rodolfo De Benedetti, Klaus Duehrkop, Pietro Ferrero, Francesco Micheli, Salvatore Orlando, Dr. Helmut Perlet, Giampiero Pesenti, Andrea Pininfarina, Gianfelice Rocca and Carlo Salvatori, whereby Mr. Detlev Bremkamp and Mr. Klaus Duehrkop will cease to be members as of December 31, 2005. They will be followed by Enrico Cucchiani and Dr. Joachim Faber. With respect to the controlling body Collegio Sindacale of RIUNIONE ADRIATICA DI SICURTÀ Società per Azioni or, respectively RAS Italia S.p.A. these are Pietro Manzonetto, Paolo Pascot and Giorgio Stroppiana, as well as Michele Carpaneda as substitute member.

Annex 1 to the Statutes of Allianz SE

RAS Stock Option Plan 2004

RAS Stock Option Plan 2005

Beneficiaries	RAS Stock Option Plan 2004			RAS Stock Option Plan 2005
	Exercise Price € 14.324			Exercise Price € 17.085
	allotted	exercised	remaining	allotted	exercised	remaining
Managing Member of the Board of Directors
Vagnone Paolo	50,000	(50,000)	0	100,000		100,000

General Managers
Riches Pierluigi	50,000	(50,000)	0	100,000		100,000
Scarfò Alessandro	45,000	(45,000)	0	65,000		65,000
Total General Managers	95,000	(95,000)	0

Albini Valter	12,000	(12,000)	0	15,000		15,000
Allievi Luca	7,000	(7,000)	0	20,000		20,000
Andreoni Aldo	15,000	(15,000)	0	15,000		15,000
Bellotto Paolo	20,000	(20,000)	0	30,000		30,000
Biagini Giancarlo	5,000	(5,000)	0	5,000		5,000
Brandolini Dario	11,000	(11,000)	0	11,000		11,000
Brustia Maria Giuseppina	15,000	(15,000)	0	15,000		15,000
Candia Camillo				20,000		20,000
Colio Michele	20,000	(20,000)	0	30,000		30,000
Costantini Pier Giorgio	7,000	(7,000)	0	15,000		15,000
Cuttini Attilio	7,000	(7,000)	0	7,000		7,000
D’Abramo Daniele	35,000	(35,000)	0	45,000		45,000
Devescovi Maurizio	45,000	(45,000)	0	65,000		65,000
Franzi Marco				5,000		5,000
Fumagalli Diego	38,000	(38,000)	0	40,000		40,000
Mancino Nicola	7,000	(7,000)	0	7,000		7,000
Marello Marco	30,000	(30,000)	0
Militello Salvatore	27,000	(27,000)	0
Milone Giuseppe	7,000	(7,000)	0	7,000		7,000
Moia Davide	17,000	(17,000)	0	20,000		20,000
Monteverdi Stefano				10,000		10,000
Morchio Massimo	15,000	(15,000)	0	15,000		15,000
Notarbartolo di Villarosa Roberto	30,000	(30,000)	0	35,000		35,000
Plazzotta Marco				15,000		15,000
Poggi Manuele	5,000	(5,000)	0	5,000		5,000
Raimondi Livio	38,000	(38,000)	0	40,000		40,000
Re Mauro	11,000	(11,000)	0	15,000		15,000
Santoliquido Alessandro	47,000	(47,000)	0	100,000		100,000
Sommella Guido	25,000	(25,000)	0	35,000		35,000
Stefanelli Salvatore	11,000	(11,000)	0	11,000		11,000
Verderosa Pierluigi	28,000	(28,000)	0	35,000		35,000

Total "allotted"	900,000			1,200,000
Total "current"	680,000	(680,000)	0	953,000	0	953,000

Only the German Version of this document is legally binding on Allianz SE and its directors, managers and employees. Every effort was made to assure the accuracy of this translation, which is provided to you as a courtesy and for informational purposes only. No warranty is made as to its completeness and accuracy and Allianz SE, its directors, managers and employees waive all liability with respect hereto.